                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                                FORM U-3A-2                 FILE No. 69-226
                                                                     ------

  STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
      PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                   To Be Filed Annually Prior to March 1

                          CORDILLERA CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Cordillera Corporation, subsidiaries, and investees (See Schedule 1 attached).

     Utah Gas Service Company, a wholly owned subsidiary, is engaged in transmission, transportation, and distribution of natural gas exclusively in the State of Utah.

     Cordillera Corporation and its remaining subsidiaries are engaged primarily in real estate investment, development, and management, and aircraft fixed base operations in Utah and Colorado.

     Investees of Cordillera Corporation (more than 10% owned) are engaged in real estate rental and operation.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas to the borders of such State.

     Cordillera Corporation and other subsidiaries - NONE

Utah Gas Service Company distributes natural gas in the Uintah, Grand and San Juan Counties of Utah. The principal distribution points are Vernal, Moab and Monticello, Utah. Gas is furnished to four industrial customers and 8,550 residential and commercial customers located in the above counties. Transmission lines are as follows:

     1)   San Juan County, Utah      15 miles     4" Northwest Pipe-line to
                                                  Monticello

                                  4 1/2 miles     4" Northwest Pipe-line
                                                  to Rio Algom Corp.

     2)   Grand County, Utah          8 miles     4" Moab Station
                                                  to Moab Salt, Inc.

     3)   Uintah County, Utah &       9 miles     4" Northwest Pipe-
          Duchesne County, Utah                   line to Vernal

                                  8 1/2 miles     4" Vernal Station to
                                                  SF Phosphate

                                     53 miles     8" Altonah Gas Plant
                                                  Duchesne County, Utah
                                                  to Northwest Pipeline,
                                                  Uintah County

                                      8 miles     4" line from 8" line
                                                  (above) to Vernal
                                                  Distribution

                                     13 miles     4" Red Wash Field to
                                                  Altonah Pipeline

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of Kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

          Cordillera Corporation and other subsidiaries - NONE

          Utah Gas Service Company - 1,065,494 Mcf @14.73 Psia & 60 F

     (b) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                    NONE

     (c) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                    NONE

     (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                    NONE

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                     NONE

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                     NONE

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                     NONE

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                     NONE

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                     NONE

                                   EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     Cordillera Corporation and Subsidiaries - Schedules 2, 3 and 4 Investees - more than 10% ownership - Schedule 5

                                   EXHIBIT B

     Total-Assets                      48,609,304
     Total-Operating-Revenues          32,344,535
     Net-Income                         6,992,186

                                   EXHIBIT C

     Not Applicable

------------------------------------------------------------------------------
The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 1998.

                         Cordillera Corporation
                         ----------------------
                           (Name of Claimant)

                      By: /s/ Joe Maskalenko
                          -----------------------
                    Joe Maskalenko, Controller

    /s/Grace A. Price
-----------------------------
          Witness

Name, Title and address of officer to whom notices and correspondence concerning this statement should be addressed to:

               Joe Maskalenko, Controller
               Cordillera Corporation
               5000 South Quebec Street, Ste 450
               Denver, CO  80237



CORDILLERA CORPORATION                  DECEMBER 31, 1997                                           SCHEDULE 1
  AND CONSOLIDATED SUBSIDIARIES

SILVER CLIFF LAND &                     5000 SOUTH QUEBEC STREET           ,SUITE 450               REAL ESTATE DEVELOPMENT
  CATTLE CO (CO CORP)                   DENVER, COLORADO 80237                                      84-0643543

COLORADO BARNS CORP                     5000 SOUTH QUEBEC STREET           ,SUITE 450               REAL ESTATE INVESTMENT
  (CO CORP)                             DENVER, COLORADO 80237                                      84-0570043

FIRST SURETY CORPORATION                5000 SOUTH QUEBEC STREET           ,SUITE 450               INVESTMENT CORPORATION
  (CO CORP)                             DENVER, COLORADO 80237                                      84-0942103

COLORADO JETCENTER,INC.                 1575 AVIATION WAY                                           AIRCRAFT FIXED BASED OPER
  (CO CORP)                             COLORADO SPRINGS, COLORADO 80916                            74-1887139

DENVER JETCENTER, INC.                  7625 S. PEORIA                                              AIRCRAFT FIXED BASED OPER
  (DELAWARE CORP)                       ENGLEWOOD, COLORADO 80112                                   84-0856526

SALT LAKE JETCENTER, INC.               369 N. 2370 WEST                                            AIRCRAFT FIXED BASED OPER
  (UTAH CORP)                           SALT LAKE CITY, UTAH 84116                                  87-0369024

FT. COLLINS-LOVELAND JETCENTER, INC.    4824 EARHART ROAD                                           AIRCRAFT FIXED BASED OPER
  (CO CORP)                             LOVELAND, COLORADO 80538                                    84-1283948

JETCENTERS, INC.                        7625 S. PEORIA                                              INVESTMENT CORPORATION
  (CO CORP)                             ENGLEWOOD, COLORADO 80112                                   84-1037601

UTAH GAS SERVICE COMPANY                5000 SOUTH QUEBEC STREET           ,SUITE 650               NATURAL GAS SUPPLIER
  (UTAH CORP)                           DENVER, COLORADO 80237                                      87-0229547

CORDILLERA'S VALLEY AT                  5000 SOUTH QUEBEC STREET           ,SUITE 450               INVESTMENT CORPORATION
  TELLURIDE, INC. (CO CORP)             DENVER, COLORADO 80237                                      84-0988659

FIRST CITY INVESTMENT                   5000 SOUTH QUEBEC STREET           ,SUITE 450               NOMINEE CORPORATION
  CORPORATION (CO CORP)                 DENVER, COLORADO 80237                                      84-1147923

LAMARTINE CONSOLIDATED                  5000 SOUTH QUEBEC STREET           ,SUITE 450               NOMINEE CORPORATION
  MINES CORP. (CO CORP)                 DENVER, COLORADO 80237                                      84-1147927

CORDILLERA INTERNATIONAL                5000 SOUTH QUEBEC STREET           ,SUITE 450               INVESTMENT CORPORATION
  RESOURCES, INC. (CO CORP)             DENVER, COLORADO 80237                                      83-0280584



CORDILLERA CORPORATION                  DECEMBER 31, 1997                                           SCHEDULE 1
LIST OF AFFILIATES

GENESEE PROPERTIES, INC.                P.O. BOX 63                                                 REAL ESTATE RENTAL
  (WYOMING CORP)                        BERTHOUD, CO 80513                                          83-0278113

LINDBERGH PROPERTIES, INC.              P.O. BOX 63                                                 REAL ESTATE RENTAL
  (WYOMING CORP)                        BERTHOUD, CO 80513                                          83-0278120

HOPKINS PROPERTIES, INC.                P.O. BOX 63                                                 REAL ESTATE RENTAL
  (WYOMING CORP)                        BERTHOUD, CO 80513                                          83-0277940

SORRENTO VALLEY REAL ESTATE, INC.       P.O. BOX 63                                                 REAL ESTATE RENTAL
  (WYOMING CORP)                        BERTHOUD, CO 80513                                          83-0278121



                                        Cordillera Corporation                                                           Schedule 2
                                   Consolidating Schedule, Balance Sheet Information
                                                  December 31, 1997

                               Cordillera    Utah Gas   Fixed Base     Other      Consolidating      Eliminating
                               Corporatio   Service Co. Operations  Subsidiaries   Dr         Cr      Dr     Cr       Consolidated
                               ----------------------------------------------------------------------------------------------------
CURRENT ASSETS:
 Cash                           $  239,348 $    88,532 $ 1,531,687 $    88,173 $        - $        - $ - $          -  $ 1,947,740
 Receivables:                                                                           -          -   -                         -
   Note receivable - current
     portion                     1,739,012           -           -      57,400          -          -   -    1,746,998       49,414
   Accounts receivable -
     trade                          73,502   1,787,584   1,044,379         303          -          -   -            -    2,905,768
   Accounts receivable -
     affiliates                    102,633      23,286           -     664,312          -          -   -      752,596       37,635
   Allowance for doubtful
     accounts                            -     (26,778)    (79,098)          -          -          -   -            -     (105,876)
 Income taxes receivable           515,000           -           -           -          -          -   -            -      515,000
 Other current assets               34,094     146,596     333,630       4,770          -          -   -            -      519,090
                                ---------------------------------------------------------------------------------------------------
                                 2,703,589   2,019,220   2,830,598     814,958          -          -   -    2,499,594    5,868,771
                                ---------------------------------------------------------------------------------------------------
LONG-TERM NOTES RECEIVABLE:
 Trade                                   -           -     720,517      40,150          -          -   -            -      760,667
 Affiliates                        659,124           -           -   8,204,545          -          -   -    8,492,163      371,506
                                ---------------------------------------------------------------------------------------------------
                                   659,124           -     720,517   8,244,695          -          -   -    8,492,163    1,132,173
                                ---------------------------------------------------------------------------------------------------
INVESTMENTS:
 Securities                     10,371,699           -           -  10,092,168          -          -   -            -   20,463,867
 Land held for investment        3,532,807           -           -     741,093          -          -   -            -    4,273,900
 Other                                   -           -     661,328           -          -          -   -            -      661,328
 Subsidiaries                   23,356,658           -           -           -          -          -   -   23,356,658            -
                                ---------------------------------------------------------------------------------------------------
                                37,261,164           -     661,328  10,833,261          -          -   -   23,356,658   25,399,095
                                ---------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
 Utility plant in service                -  12,935,792           -           -          -  1,053,877   -            -   11,881,915
 Subdivided real estate                  -           -           -      64,776          -          -   -            -       64,776
 Proved oil and gas properties
    - full cost                  2,237,131           -           -           -          -          -   -            -    2,237,131
 Leasehold improvements                  -           -   8,677,455           -    142,156          -   -            -    8,819,611
 Other property and equipment      383,978           -   1,937,583           -          -          -   -            -    2,321,561
 Less accumulated depreciation,
   depletion and amortization   (2,305,504) (7,209,424) (3,306,818)     (1,000) 1,053,877     60,423   -            -  (11,829,292)
                                ---------------------------------------------------------------------------------------------------
                                   315,605   5,726,368   7,308,220      63,776  1,196,033  1,114,300   -            -   13,495,702
                                ---------------------------------------------------------------------------------------------------
OTHER ASSETS:
 Goodwill, net of amortization     428,380           -           -           -          -          -   -            -      428,380
 Prepaid lease costs                     -           -   2,218,932           -          -          -   -            -    2,218,932
 Other assets                       26,407       1,364      38,480           -          -          -   -            -       66,251
                                ---------------------------------------------------------------------------------------------------
                                   454,787       1,364   2,257,412           -          -          -   -            -    2,713,563
                                ---------------------------------------------------------------------------------------------------
                               $41,394,269 $ 7,746,952 $13,778,075 $19,956,690 $1,196,033 $1,114,300 $ -  $34,348,415  $48,609,304
                               ----------------------------------------------------------------------------------------------------
                               ----------------------------------------------------------------------------------------------------


                                                   Cordillera Corporation                                           Schedule 2
                                     Consolidating Schedule, Balance Sheet Information
                                                       December 31, 1997


                                 Cordillera   Utah Gas   Fixed Base   Other       Consolidating     Eliminating
                                 Corporation Service Co. Operations Subsidiaries  Dr       Cr      Dr           Cr     Consolidated
                                ---------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
 Current portion of long-term
   debt                         $   802,922 $    8,583 $ 3,061,434 $   150,000  $    -  $     - $ 1,746,998 $         - $ 2,275,941
 Trade accounts payable              39,578    652,826     444,607         342       -        -           -           -   1,137,353
 Accounts payable - affiliates      740,905      4,557      41,680      42,047       -        -     752,596           -      76,593
 Revenues subject to refund               -    247,997           -           -       -        -           -           -     247,997
 Current income taxes payable       552,180   (379,098)     45,314     143,352       -        -           -           -     361,748
 Other current liabilities          427,351    601,167     633,222       4,689       -        -           -           -   1,666,429
                                ---------------------------------------------------------------------------------------------------
                                  2,562,936  1,136,032   4,226,257     340,430       -        -   2,499,594           -   5,766,061
                                ---------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES & CREDITS:
 Long-term debt                  18,760,295  1,714,768   3,937,665     287,617       -        -   8,492,163           -  16,208,182
 Deferred income taxes            1,375,808    462,220   1,224,671   3,838,301       -        -           -           -   6,901,000
 Investment tax and other
   deferred credits                       -    165,793           -           -       -        -           -           -     165,793
 Regulatory obligation                    -    353,540           -           -       -        -           -           -     353,540
 Other                              121,762          -           -           -       -        -           -           -     121,762
                                ---------------------------------------------------------------------------------------------------
                                 20,257,865  2,696,321   5,162,336   4,125,918       -        -   8,492,163           -  23,750,277
                                ---------------------------------------------------------------------------------------------------
MINORITY INTERESTS                        -          -           -           -       -        -           -     519,499     519,499
                                ---------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
 Common stock                            56    145,600   3,767,000   4,099,389       -        -   8,011,989           -          56
 Capital in excess of par value           -          -     470,890   3,988,264       -        -   4,459,154           -           -
 Retained earnings (deficit)     14,112,890  2,923,830    (381,246)  3,781,989  55,684  142,156  10,885,516   2,369,334  11,581,226
                                                                                                    519,497      92,970
 Current Earnings (Loss)          4,460,522    845,169     532,838   3,620,700   4,739        -    (808,773) (3,271,077)  6,992,186
                                ---------------------------------------------------------------------------------------------------
                                 18,573,468  3,914,599   4,389,482  15,490,342  60,423  142,156  23,067,383    (808,773) 18,573,467
 Treasury stock, at cost                   -          -           -           -       -        -           -           -          -
                                ---------------------------------------------------------------------------------------------------
                                 18,573,46   3,914,599   4,389,482  15,490,342  60,423  142,156  23,067,383    (808,773) 18,573,467
                                ---------------------------------------------------------------------------------------------------
                               $41,394,269 $7,746,952 $13,778,075 $19,956,690 $60,423 $142,156 $34,059,140 $  (289,274) $48,609,304
                               ----------------------------------------------------------------------------------------------------
                               ----------------------------------------------------------------------------------------------------



                                                       Cordillera Corporation                                  Schedule 2
                                                  Consolidating Income Statements
                                                          December 31, 1997

                                   Cordillera   Utah Gas   Fixed Base      Other      Consolidating   Eliminating
                                  Corporation  Service Co. Operations   Subsidiaries    Dr     Cr     Dr         Cr   Consolidated
                                  -------------------------------------------------------------------------------------------------
REVENUES:
 Natural gas utility operations
   and oil and gas production     $   23,756 $6,528,341 $         -   $         -  $    -  $  -  $      - $         -  $ 6,552,097
 Aircraft fixed base operations            -          -  15,976,081             -       -     -         -           -   15,976,081
 Real estate sales and operations    269,919          -           -        32,250       -     -         -           -      302,169
 Equity in income of affiliate     1,692,381          -           -     2,778,000       -     -         -           -    4,470,381
 Other, including management fees  2,571,091    393,682     792,492     2,095,315       -     -   808,773           -    5,043,807
                                  -------------------------------------------------------------------------------------------------
                                   4,557,147  6,922,023  16,768,573     4,905,565       -     -   808,773           -   32,344,535
                                  -------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
 Natural gas utility operations
   and oil and gas production         55,629  3,048,572           -             -       -     -         -           -    3,104,201
 Aircraft fixed base operations            -          -   7,858,826             -       -     -         -           -    7,858,826
 Real estate sales and operations     33,868          -           -        11,706       -     -         -           -       45,574
 Salaries and wages                  352,494  1,079,997   2,628,020             -       -     -         -           -    4,060,511
 General and administrative
   expenses                        1,052,970    905,811   4,122,661        10,631       -     -         -      59,759    6,032,314
 Interest expense                  1,588,313    196,544     729,845        47,199       -     -         -     749,015    1,812,886
 Depreciation, depletion
   and amortization                   86,540    372,150     753,608           240   4,739     -         -           -    1,217,277
                                  -------------------------------------------------------------------------------------------------
                                   3,169,814  5,603,074  16,092,960        69,776   4,739     -         -     808,773   24,131,590
                                  -------------------------------------------------------------------------------------------------
 Income (loss) before taxes
   and minority interests          1,387,333  1,318,949     675,613     4,835,789  (4,739)    -   808,773    (808,773)   8,212,945

 Earnings of consolidated
   subsidiaries                    2,369,334          -           -             -       -     -         -  (2,369,334)           -
 Minority interests                        -          -           -             -       -     -         -     (92,970)     (92,970)
 Tax (expense) benefit               703,855   (473,780)    (142,775)  (1,215,089)      -     -         -           -   (1,127,789)
                                  -------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                 $4,460,522 $  845,169  $   532,838  $ 3,620,700  $(4,739) $ -  $808,773 $(3,271,077) $ 6,992,186
                                  -------------------------------------------------------------------------------------------------
                                  -------------------------------------------------------------------------------------------------


                                      Aircraft Fixed Base Operations                                           Schedule 3
                           Consolidating Schedule, Balance Sheet Information
                                          December 31, 1997


                                               Denver   Salt Lake   Fort-Collins   Colorado       Eliminating
                           jetCenters, Inc.  jetCenter  jetCenter    jetCenter    jetCenter       Dr        Cr       Consolidated
                           ------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash                        $   12,329  $ 1,162,504  $  111,803  $   16,984  $   228,067         -             -   $ 1,531,687
  Receivables:                                                                                     -             -
    Note receivable -
    current portion            2,661,895            -           -           -            -         -    (2,661,895)            -
    Accounts receivable -
    trade                              -      540,481     167,219      50,037      286,642         -             -     1,044,379
    Accounts receivable -
   affiliates                     70,206        1,797           -           -            -         -       (72,003)            -
    Less allowance for
  doubtful accounts                    -      (52,042)     (8,402)     (2,416)     (16,238)        -                     (79,098)
  Income taxes receivable              -            -           -           -            -         -             -             -
  Other current assets               786      146,092      61,786      24,510      100,457         -            (1)      333,630
                           ------------------------------------------------------------------------------------------------------
                               2,745,216    1,798,832     332,406      89,115      598,928         -    (2,733,899)    2,830,598
                           ------------------------------------------------------------------------------------------------------
LONG-TERM NOTES
 RECEIVABLE:
  Trade                                -            -           -           -      720,517         -             -       720,517
  Affiliates                           -            -           -           -            -         -             -             -
                           ------------------------------------------------------------------------------------------------------
                                       -            -           -           -      720,517         -             -       720,517
                           ------------------------------------------------------------------------------------------------------
INVESTMENTS:
  Securities                           -            -           -           -            -         -             -             -
  Land held for investment             -            -           -           -            -         -             -             -
  Other                                -      661,328           -           -            -         -             -       661,328
  Subsidiaries                 1,627,438            -           -           -            -         -    (1,627,438)            -
                           ------------------------------------------------------------------------------------------------------
                               1,627,438      661,328           -           -            -         -    (1,627,438)      661,328
                           ------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
  Utility plant in service             -            -           -           -            -         -             -             -
  Subdivided real estate               -            -           -           -            -         -             -             -
  Proved oil and gas
  properties- full cost                -            -           -           -            -         -             -             -
  Leasehold improvements               -    6,166,343   1,498,518     169,919    1,176,732         -      (334,057)    8,677,455
  Other property and
  equipment                       82,257      966,412     442,223     171,528    1,157,598         -      (882,435)    1,937,583
  Less accumulated
  depreciation,
    depletion and
   amortization                  (49,659)  (2,350,612)   (937,959)   (145,312)  (1,039,770)         -    1,216,494    (3,306,818)
                           ------------------------------------------------------------------------------------------------------
                                  32,598    4,782,143   1,002,782     196,135    1,294,560          -            2     7,308,220
                           ------------------------------------------------------------------------------------------------------
OTHER ASSETS:
  Goodwill, net of
  amortization                         -            -           -           -            -          -            -             -
  Prepaid lease costs                  -    2,218,932           -           -            -          -            -     2,218,932
  Other assets                         -       35,710           -       2,770            -          -            -        38,480
                           ------------------------------------------------------------------------------------------------------
                                       -    2,254,642           -       2,770            -          -            -     2,257,412
                           ------------------------------------------------------------------------------------------------------
                              $4,405,252  $ 9,496,945  $1,335,188  $  288,020  $ 2,614,005       $  -  $(4,361,335)  $13,778,075
                           ------------------------------------------------------------------------------------------------------
                           ------------------------------------------------------------------------------------------------------


                                             Aircraft Fixed Base Operations                                        Schedule 3
                                 Consolidating Schedule, Balance Sheet Information
                                                  December 31, 1997


                                                      Denver    Salt Lake Fort-Collins Colorado       Eliminating
                                   jetCenters, Inc.  jetCenter  jetCenter  jetCenter  jetCenter     Dr           Cr   Consolidated
                                   -----------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
 Current portion of long-term debt $1,553,285     $1,288,786 $ 2,056,168 $  618,186 $  206,904 $(2,661,895) $        -  $3,061,434
 Trade accounts payable                 5,363        211,478      72,881     17,073    137,812           -           -     444,607
 Accounts payable - affiliates         41,893            218      54,251     16,359        961     (72,002)          -      41,680
 Revenues subject to refund                 -              -           -          -          -           -           -           -
 Income taxes payable                     684        143,228     (53,897)   (75,792)    31,091           -           -      45,314
 Other current liabilities             40,198        361,660      81,813     34,676    114,875           -           -     633,222
                                   -----------------------------------------------------------------------------------------------
                                     1,641,423     2,005,370   2,211,216    610,502    491,643  (2,733,897)          -   4,226,257
                                   -----------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES & CREDITS:
 Long-term debt                             -      3,416,256      29,337          -    492,072           -           -   3,937,665
 Deferred income taxes                   (266)     1,215,541        (666)     5,161      4,901           -           -   1,224,671
 Investment tax and other
   deferred credits                         -              -           -          -          -           -           -           -
 Regulatory obligation                      -              -           -          -          -           -           -           -
 Other                                      -              -           -          -          -           -           -           -
                                   -----------------------------------------------------------------------------------------------
                                          (266)    4,631,797      28,671      5,161    496,973           -           -   5,162,336
                                   -----------------------------------------------------------------------------------------------
MINORITY INTERESTS                           -             -           -          -          -           -           -           -
                                   -----------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
 Common stock                       3,717,000            100      25,000        100     50,000     (25,200)          -   3,767,000
 Capital in excess of par value       470,890      3,840,890     323,115          -          -  (4,164,005)          -     470,890
 Retained earnings (deficit)       (1,868,096)    (1,620,913) (1,132,693)  (251,504) 1,486,853           -   3,005,107    (381,246)
 Current Earnings (Loss)              444,301        639,701    (120,121)   (76,239)    88,536    (443,340)          -     532,838
                                   -----------------------------------------------------------------------------------------------
                                    2,764,095      2,859,778    (904,699)  (327,643) 1,625,389  (4,632,545)  3,005,107   4,389,482
 Treasury stock, at cost                     -             -           -          -          -           -           -           -
                                   -----------------------------------------------------------------------------------------------
                                     2,764,095     2,859,778   (904,699)  (327,643)  1,625,389  (4,632,545)  3,005,107   4,389,482
                                   -----------------------------------------------------------------------------------------------
                                    $4,405,252    $9,496,945 $ 1,335,188 $  288,020 $2,614,005 $(7,366,442) $3,005,107 $13,778,075
                                   -----------------------------------------------------------------------------------------------
                                   -----------------------------------------------------------------------------------------------


                                         Aircraft Fixed Base Operations                                            Schedule 3
                                        Consolidating Income Statement
                                     For the year ended December 31, 1997

                                                     Denver    Salt Lake  Fort-Collins Colorado    Eliminating
                                 jetCenters, Inc.  jetCenter   jetCenter   jetCenter  jetCenter    Dr       Cr      Consolidated
                                 -----------------------------------------------------------------------------------------------
REVENUES:
 Natural gas utility operations
   and oil and gas production       $      -      $        -  $        -   $      -  $        -   $  -   $      -   $         -
 Aircraft fixed base operations            -       8,749,745   2,391,752    831,376   4,003,208      -          -    15,976,081
 Real estate sales and operations          -               -           -          -           -      -          -             -
 Equity in income of affiliate             -               -           -          -           -      -          -             -
 Other, including management fees    659,474          61,481      11,293       (120)     60,364      -          -       792,492
                                   ---------------------------------------------------------------------------------------------
                                     659,474       8,811,226   2,403,045    831,256   4,063,572      -          -    16,768,573
                                   ---------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
 Natural gas utility operations
   and oil and gas production              -               -           -          -           -      -          -             -
 Aircraft fixed base operations            -       4,536,225   1,374,879    455,841   1,491,881      -          -     7,858,826
 Real estate sales and operations          -               -           -          -           -      -          -             -
 Salaries and wages                  299,484         885,349     387,595    203,482     852,110      -          -     2,628,020
 General and administrative
   expenses                          171,782       2,005,414     507,328    223,618   1,214,519      -          -     4,122,661
 Interest expense                    175,792         213,110     215,496     60,895      64,552      -          -       729,845
 Depreciation, depletion                                                                                                      -
   and amortization                   10,488         302,638     102,547     42,563     295,372      -          -       753,608
                                   ---------------------------------------------------------------------------------------------
                                     657,546       7,942,736   2,587,845    986,399   3,918,434      -          -    16,092,960
                                   ---------------------------------------------------------------------------------------------
Income (loss) before taxes
 and minority interests                1,928         868,490    (184,800)  (155,143)    145,138                 -       675,613

 Earnings of consolidated
    subsidiaries                     443,340               -           -          -           -      -   (443,340)            -
 Minority interests                        -               -           -          -           -      -          -             -
 Tax (expense) benefit                  (967)        (228,789)    64,679     78,904     (56,602)     -          -      (142,775)
                                   ---------------------------------------------------------------------------------------------
NET INCOME (LOSS)                   $444,301       $  639,701 $ (120,121) $ (76,239) $   88,536    $ -  $(443,340)  $   532,838
                                   ---------------------------------------------------------------------------------------------
                                   ---------------------------------------------------------------------------------------------



                                                           Small Subsidiaries                                Schedule 4
                                            Consolidating Schedule, Balance Sheet Information
                                                           December 31, 1997


                                                                         Cordillera's
                                 Silver Cliff    Colorado   First Surety  Valley at   Cordillera    Eliminating
                                 Land & Cattle  Barns Corp  Corporation  Telluride  Int'l Resource   Dr      Cr   Consolidated

                                -----------------------------------------------------------------------------------------------
CURRENT ASSETS:
 Cash                              $ 27,931     $20,209   $   35,995   $    2,286   $     1,752   $   -    $   -    $    88,173
 Receivables:                                                                                 -       -
   Note receivable - current
    portion                          13,687           -       33,713       10,000             -       -        -         57,400
   Accounts receivable - trade          303           -            -            -             -       -        -            303
   Accounts receivable -
     affiliates                                       -       40,184      247,291       376,837       -        -        664,312
   Less allowance for doubtful
    accounts                              -           -            -            -             -       -        -              -
 Income taxes receivable                  -           -            -            -             -       -        -              -
 Other current assets                 4,770           -            -            -             -       -        -          4,770
                                   --------------------------------------------------------------------------------------------
     Total current assets            46,691      20,209      109,892      259,577       378,589       -        -        814,958
                                   --------------------------------------------------------------------------------------------
LONG-TERM NOTES RECEIVABLE:
 Trade                               40,150           -            -            -             -       -        -         40,150
 Affiliates                               -           -    1,950,236    2,556,030     3,698,279       -        -      8,204,545
                                   --------------------------------------------------------------------------------------------
                                     40,150           -    1,950,236    2,556,030     3,698,279       -        -      8,244,695
                                   --------------------------------------------------------------------------------------------
INVESTMENTS:
 Securities                               -           -            -            -    10,092,168       -        -     10,092,168
 Land held for investment           741,093           -            -            -             -       -        -        741,093
 Other                                    -           -            -            -             -       -        -              -
 Subsidiaries                             -           -            -            -             -       -        -              -
                                   --------------------------------------------------------------------------------------------
                                    741,093           -            -            -    10,092,168       -        -     10,833,261
                                   --------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
 Utility plant in service                 -           -            -            -             -       -        -              -
 Subdivided real estate              64,776           -            -            -             -       -        -         64,776
 Proved oil and gas
  properties- full cost                   -           -            -            -             -       -        -              -
 Leasehold improvements                   -           -            -            -             -       -        -              -
 Other property and equipment             -           -            -            -             -       -        -              -
 Less accumulated depreciation,                                                                                               -
   depletion and amortization        (1,000)          -            -            -             -       -        -         (1,000)
                                   --------------------------------------------------------------------------------------------
                                     63,776           -            -            -             -       -        -         63,776
                                   --------------------------------------------------------------------------------------------
OTHER ASSETS:
 Goodwill, net of amortization            -           -            -            -             -       -        -              -
 Prepaid lease costs                      -           -            -            -             -       -        -              -
 Other assets                             -           -            -            -             -       -        -              -
                                   --------------------------------------------------------------------------------------------
                                          -           -            -            -             -       -        -              -
                                   --------------------------------------------------------------------------------------------
                                   $891,710     $20,209   $2,060,128   $2,815,607   $14,169,036   $   -    $   -    $19,956,690
                                   --------------------------------------------------------------------------------------------
                                   --------------------------------------------------------------------------------------------



                                                   Small Subsidiaries                                      Schedule 4
                                   Consolidating Schedule, Balance Sheet Information
                                                    December 31, 1997


                                                                            Cordillera's
                                     Silvercliff    Colorado   First Surety  Valley at    Cordillera    Eliminating
                                    Land & Cattle  Barns Corp  Corporation   Telluride  Int'l Resource   Dr      Cr  Consolidated
                                   -----------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Current portion of long-term debt    $      -    $       -   $        -   $  150,000    $         -   $  -   $  -   $   150,000
  Trade accounts payable                     11          331            -            -              -      -      -           342
  Accounts payable - affiliates               -            -            -       42,047              -      -      -        42,047
  Revenues subject to refund                  -            -            -            -              -      -      -             -
  Current income taxes payable          110,418            -            -       15,621         17,313      -      -       143,352
  Other current liabilities               1,995        2,694            -            -              -      -      -         4,689
                                     --------------------------------------------------------------------------------------------
                                        112,424        3,025            -      207,668         17,313      -      -       340,430
                                     --------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES & CREDITS:
  Long-term debt                              -            -            -      287,617              -      -      -       287,617
  Deferred income taxes                  74,122            -            -            -      3,764,179      -      -     3,838,301
  Investment tax and other
     deferred credits                         -            -            -            -              -      -      -             -
  Regulatory obligation                       -            -            -            -              -      -      -             -
  Other                                       -            -            -            -              -      -      -             -
                                     --------------------------------------------------------------------------------------------
                                         74,122            -            -      287,617      3,764,179      -      -     4,125,918
                                     --------------------------------------------------------------------------------------------
MINORITY INTERESTS                            -            -            -            -              -      -      -             -
                                     --------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY:
  Common stock                              101           10           10          100      4,099,168      -      -     4,099,389
  Capital in excess of par value        300,000            -    2,687,943      819,900        180,421      -      -     3,988,264
  Retained earnings (deficit)           406,836        7,558   (2,238,147)   1,357,130      4,248,612      -      -     3,781,989

  Current Earnings (Loss)                (1,773)       9,616    1,610,322      143,192      1,859,343      -      -     3,620,700
                                     --------------------------------------------------------------------------------------------
                                        705,164       17,184    2,060,128    2,320,322     10,387,544      -      -    15,490,342
  Treasury stock, at cost                     -            -            -            -              -      -      -             -
                                     --------------------------------------------------------------------------------------------
                                        705,164       17,184    2,060,128    2,320,322     10,387,544      -      -    15,490,342
                                     --------------------------------------------------------------------------------------------
                                       $891,710   $   20,209   $2,060,128   $2,815,607    $14,169,036   $  -   $  -   $19,956,690
                                     --------------------------------------------------------------------------------------------
                                     --------------------------------------------------------------------------------------------


                                                     Small Subsidiaries                                               Schedule 4
                                               Consolidating Income Statement
                                            For the year ended December 31, 1997


                                                                              Cordillera's
                                      Silvercliff    Colorado    First Surety  Valley at     Cordillera  Eliminating
                                     Land & Cattle  Barns Corp   Corporation   Telluride   Int'l Resource  Dr   Cr  Consolidated
                                     --------------------------------------------------------------------------------------------
REVENUES:
  Natural gas utility operations
    and oil and gas production          $     -     $     -     $        -     $      -    $          -    $ -  $ -  $          -
  Aircraft fixed base operations              -           -              -            -               -      -    -             -
  Real estate sales and operations        7,185      25,065              -            -               -      -    -        32,250
  Equity in income of affiliate               -           -              -            -       2,778,000      -    -     2,778,000
  Other, including management fees        7,797           -      1,629,375      269,900         188,243      -    -     2,095,315
                                       ------------------------------------------------------------------------------------------
                                         14,982      25,065      1,629,375      269,900       2,966,243      -    -     4,905,565
                                       ------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
  Natural gas utility operations
    and oil and gas production                -           -              -            -               -      -    -             -
  Aircraft fixed base operations              -           -              -            -               -      -    -             -
  Real estate sales and operations          750      10,956              -            -               -      -    -        11,706
  General and Administrative expenses     9,685         624            116           91             115      -    -        10,631
  Interest expense                            -           -              -       47,199               -      -    -        47,199
  Depreciation, depletion and
    amortization                            240           -              -            -               -      -    -           240
                                       ------------------------------------------------------------------------------------------
                                         10,675      11,580            116       47,290             115      -    -        69,776
                                       ------------------------------------------------------------------------------------------
  Income (loss) before taxes
    and minority interests                4,307      13,485      1,629,259      222,610       2,966,128      -    -     4,835,789

  Earnings of consolidated subsidiaries       -           -              -            -               -      -    -             -
  Minority interests                          -           -              -            -               -      -    -             -
  Tax (expense) benefit                  (6,080)     (3,869)       (18,937)     (79,418)     (1,106,785)     -    -    (1,215,089)
                                       ------------------------------------------------------------------------------------------
NET INCOME (LOSS)                       $(1,773)    $ 9,616     $1,610,322     $143,192    $  1,859,343    $ -   $ -  $ 3,620,700
                                       ------------------------------------------------------------------------------------------
                                       ------------------------------------------------------------------------------------------


                     GENESEE PROPERTIES, INC.                 Schedule 5
                          Balance Sheet
                           December 31

                          ASSETS
                          ------

                                            1997            1996
                                       -------------   -------------
Current Assets:
   Cash                                 $    47,829     $   100,206
   Taxes receivable                          19,037          35,883
   Accrued interest                               -          10,650
   Accrued interest - affiliates             14,122          14,122
   Current portion of note receivable             -         170,868
   Deferred income tax asset                260,000         190,000
                                       -------------   -------------
      Total current assets                  340,988         521,729
                                       -------------   -------------

Property, at cost
   Land                                   9,800,000       9,800,000
   Buildings                             26,097,460      26,097,460
   Less accumulated depreciation        (14,013,496)    (12,770,760)
                                       -------------   -------------
      Net property                       21,883,964      23,126,700
                                       -------------   -------------

Other assets:
   Notes receivable                       1,479,000       2,499,913
   Investments                            3,726,625       3,615,542
   Net loan costs                            72,312         118,284
                                       -------------   -------------
                                          5,277,937       6,233,739
                                       -------------   -------------
Total assets                            $27,502,889     $29,882,168
                                       -------------   -------------
                                       -------------   -------------

                                                          (Continued)


                       GENESEE PROPERTIES, INC.             Schedule 5
                            Balance Sheet
                             (Continued)
                             December 31


                LIABILITIES AND STOCKHOLDERS' EQUITY
                ------------------------------------

                                                         1997          1996
                                                     -----------   -----------
Current liabilities:
   Accounts payable                                  $     6,963   $     6,217
   Accrued interest payable                               59,200        72,987
   Income taxes payable                                        -        33,753
   Other accrued liabilities                               3,805         3,826
                                                     -----------   -----------
      Total current liabilities                           69,968       116,783
                                                     -----------   -----------

Long-term debt                                        11,100,000    15,050,000
                                                     -----------   -----------

Other liabilities and deferred credits:
   Security deposits                                     339,320       339,320
   Deferred income taxes                               1,088,264       833,134
                                                     -----------   -----------
      Total other liabilities and deferred credits     1,427,584     1,172,454
                                                     -----------   -----------

Commitments and contingencies

Stockholders' equity:
   Preferred stock                                     7,955,000     7,955,000
   Common stock                                           22,100        22,100
   Capital in excess of par value                         29,000        29,000
   Retained earnings                                   6,899,237     5,536,831
                                                     -----------   -----------
      Total stockholders' equity                      14,905,337    13,542,931
                                                     -----------   -----------
Total liabilities and stockholders' equity           $27,502,889   $29,882,168
                                                     -----------   -----------
                                                     -----------   -----------


                   GENESEE PROPERTIES, INC.                        Schedule 5
                   Statement of Operations
        For the years ended December 31, 1997 and 1996

                                       1997          1996
                                    ----------    ----------
Revenues:
   Rental income                    $4,988,372    $4,890,562
   Interest income                     264,828       234,383
                                    ----------    ----------
      Total revenues                 5,253,200     5,124,945
                                    ----------    ----------
Expenses:
   Support easements                   100,390        98,422
   Consulting expense                  400,000       400,000
   Interest expense                  1,107,296     1,270,217
   Depreciation and amortization     1,313,708     1,313,708
   Miscellaneous expenses              107,759        94,804
                                    ----------    ----------
      Total expense                  3,029,153     3,177,151
                                    ----------    ----------

Income before income taxes           2,224,047     1,947,794
Provision for income taxes            (861,640)     (667,590)
                                    ----------    ----------
Net income                          $1,362,407    $1,280,204
                                    ----------    ----------
                                    ----------    ----------


               HOPKINS PROPERTIES, INC.                    Schedule 5
                   Balance Sheet
                    December 31


                       ASSETS
                       ------

                                           1997            1996
                                       ----------      ----------
Current Assets:
   Cash                                $  134,997      $  149,817
   Taxes receivable                         2,050               -
                                       ----------      ----------
      Total current assets                137,047         149,817
                                       ----------      ----------
Investments in affiliates               9,352,000       9,352,000
                                       ----------      ----------

Property and equipment, at cost:
   Land                                   200,000         200,000
   Buildings                              652,021         652,021
   Less accumulated depreciation         (350,102)       (319,054)
                                       ----------      ----------
      Net property                        501,919         532,967
                                       ----------      ----------

Other assets                                   55              55
                                       ----------      ----------
Total assets                           $9,991,021     $10,034,839
                                       ----------      ----------
                                       ----------      ----------
                                                       (Continued)

                    HOPKINS PROPERTIES, INC.                   Schedule 5
                         Balance Sheet
                          (Continued)
                          December 31


               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------

                                                         1997          1996
                                                    -----------   -----------
Current liabilities:
   Income tax payable                               $        89   $    33,614
                                                    -----------   -----------
      Total current liabilities                              89        33,614
                                                    -----------   -----------
Other liabilities and deferred credits:
   Security deposits                                      7,777         7,777
   Deferred income taxes                                 12,717        10,227
                                                    -----------   -----------
      Total other liabilities and deferred credits       20,494        18,004
                                                    -----------   -----------
Commitments and contingencies

Stockholders' equity:
   Preferred stock                                   10,000,000    10,000,000
   Common stock                                          22,100        22,100
   Capital in excess of par value                        29,000        29,000
   Accumulated deficit                                  (80,662)      (67,879)
                                                    -----------   -----------
      Total stockholders' equity                      9,970,438     9,983,221
                                                    -----------   -----------
Total liabilities and stockholders' equity          $ 9,991,021   $10,034,839
                                                    -----------   -----------
                                                    -----------   -----------

                     HOPKINS PROPERTIES, INC.                      Schedule 5
                     Statement of Operations
          For the years ended December 31, 1997 and 1996

                                           1997               1996
                                        ---------         ---------
Revenues:
   Rental income                         $114,337          $112,096
   Other                                        -           636,400
                                        ---------         ---------
      Total revenues                      114,337           748,496
                                        ---------         ---------
Expenses:
   Consulting expense                      90,000            90,000
   Accounting expense                       2,700             2,755
   Depreciation and amortization           31,048            31,048
   Miscellaneous expenses                      35                35
                                        ---------         ---------
      Total expense                       123,783           123,838
                                        ---------         ---------

Income (loss) before income taxes          (9,446)          624,658
Provision for income taxes                 (3,337)          (62,835)
                                        ---------         ---------
Net income (loss)                        $(12,783)         $561,823
                                        ---------         ---------
                                        ---------         ---------


                  LINDBERGH PROPERTIES, INC.                   Schedule 5
                        Balance Sheet
                         December 31

                                                    1997             1996
                                               ----------       ----------
Current Assets:
   Cash                                        $   15,463       $    9,494
   Taxes receivable                                 1,563                -
                                               ----------       ----------
      Total current assets                         17,026            9,494
                                               ----------       ----------
Property, at cost:
   Land                                         2,010,991        2,010,991
                                               ----------       ----------
Total assets                                   $2,028,017       $2,020,485
                                               ----------       ----------
                                               ----------       ----------



Current Liabilities:
   Income taxes payable                        $       55       $    1,395
                                               ----------       ----------
      Total current liabilities                        55            1,395
                                               ----------       ----------

Long term debt                                  1,865,000        1,895,000
                                               ----------       ----------

Commitments and contingencies

Stockholders' equity:
   Preferred stock                                      -                -
   Common stock                                    22,100           22,100
   Capital in excess of par value                  29,000           29,000
   Retained earnings                              111,862           72,990
                                               ----------       ----------
      Total stockholders' equity                  162,962          124,090
                                               ----------       ----------
Total liabilities and stockholders' equity     $2,028,017       $2,020,485
                                               ----------       ----------
                                               ----------       ----------


                    LINDBERGH PROPERTIES, INC.                   Schedule 5
                     Statement of Operations
         For the years ended December 31, 1997 and 1996


                                       1997                1996
                                     --------            --------
Revenues:
   Rental income                     $159,091            $155,972
                                     --------            --------
Expenses:
   Consulting expense                  10,000              10,000
   Accounting expense                   2,500               2,755
   Interest expense                    85,210              87,439
   Miscellaneous expenses                  35                  35
                                     --------            --------
      Total expense                    97,745             100,229
                                     --------            --------

Income before income taxes             61,346              55,743
Provision for income taxes            (22,474)            (20,753)
                                     --------            --------
Net income                            $38,872             $34,990
                                     --------            --------
                                     --------            --------


              SORRENTO VALLEY REAL ESTATE, INC.             Schedule 5
                        Balance Sheet
                         December 31


                    ASSETS
                    ------
                                        1997           1996
                                    ----------     ----------
Current Assets:
   Cash                             $  141,815     $  119,337
                                    ----------     ----------
      Total current assets             141,815        119,337
                                    ----------     ----------

Property, at cost:
   Buildings                           806,822        806,822
   Less accumulated depreciation      (433,236)      (394,816)
                                    ----------     ----------
      Net property                     373,586        412,006
                                    ----------     ----------

Other assets:
   Note receivable                   1,000,000      1,000,000
   Other                                    68             68
                                    ----------     ----------
                                     1,000,068      1,000,068
                                    ----------     ----------
Total assets                        $1,515,469     $1,531,411
                                    ----------     ----------
                                    ----------     ----------
                                                   (Continued)

                  SORRENTO VALLEY REAL ESTATE, INC.            Schedule 5
                          Balance Sheet
                           (Continued)
                           December 31


LIABILITIES AND STOCKHOLDERS' EQUITY


                                                           1997        1996
                                                       ----------  ----------
Current liabilities:
   Income taxes payable                                $      142  $    4,377
                                                       ----------   ---------
      Total current liabilities                               142       4,377
                                                       ----------   ---------

Other liabilities and deferred credits:
   Security deposits                                       19,569      19,569
   Deferred income taxes                                   17,155      21,145
                                                       ----------   ---------
      Total other liabilities and deferred credits         36,724      40,714
                                                       ----------   ---------
Commitments

Stockholders' equity:
   Preferred stock                                      1,397,000   1,397,000
   Common stock                                            22,100      22,100
   Capital in excess of par value                          29,000      29,000
   Retained earnings                                       30,503      38,220
                                                       ----------   ---------
      Total stockholders' equity                        1,478,603   1,486,320
                                                       ----------   ---------
Total liabilities and stockholders' equity             $1,515,469  $1,531,411
                                                       ----------   ---------
                                                       ----------   ---------


                    SORRENTO VALLEY REAL ESTATE, INC.              Schedule 5
                        Statement of Operations
             For the years ended December 31, 1997 and 1996


                                            1997        1996
                                        ----------   ---------
Revenues:
   Rental income                        $207,592     $203,522
   Interest income                        45,300       45,424
                                        ----------   ---------
      Total revenue                      252,892      248,946
                                        ----------   ---------
Expenses:
   Support easements                      58,701       57,550
   Consulting expense                    160,000      160,000
   Accounting expense                      2,500        2,565
   Depreciation and amortization          38,420       38,420
   Miscellaneous expenses                     35           36
                                        ----------   ---------
      Total expense                      259,656      258,571
                                        ----------   ---------

Loss before income taxes                  (6,764)      (9,625)
Provision for income taxes                  (953)         336
                                        ----------   ---------
Net loss                                $ (7,717)    $ (9,289)
                                        ----------   ---------
                                        ----------   ---------
